Exhibit 99.2

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665
Media Release October 19, 2023

Credit Suisse Announces the Exercise of its Right to Call its MLPO ETNs

New York, October 19, 2023 – Credit Suisse AG (“Credit Suisse”) announced today that it will exercise its right to call its Credit Suisse S&P MLP Index Exchange Traded Notes (CUSIP: 22539T456) (the “ETNs”). As of today, Credit Suisse will no longer issue new units of the ETNs.

As described in the related pricing supplement (the “Pricing Supplement”), Credit Suisse, as the issuer of the ETNs, may, at its option, call all issued and outstanding units of the ETNs. Credit Suisse will exercise this right by delivering a notice of issuer optional call via the Depository Trust Company on October 19, 2023.

The call settlement date is expected to be November 8, 2023. On the call settlement date, investors will receive a cash payment per ETN in an amount equal to the call settlement amount. The call settlement amount will be determined on the call valuation date of November 3, 2023 in accordance with the terms set forth in the Pricing Supplement, and will be equal to the average of the closing indicative values of the ETNs during the call valuation period and will reflect the stub coupon amount, if any, as of each date during the call valuation period minus applicable fees. The five consecutive trading days beginning October 30, 2023 and ending on the call valuation date of November 3, 2023 will constitute the call valuation period. For more information about the call settlement amount, see “Key Terms—Call Settlement Amount” in the Pricing Supplement. Credit Suisse expects that NYSE Arca will allow the ETNs to continue to trade until November 7, 2023. The coupon payment declared on October 2, 2023 is not affected by this announcement.

The Pricing Supplement can be accessed on the SEC website at www.sec.gov or by clicking on the hyperlink below.

https://www.sec.gov/Archives/edgar/data/1053092/000121390023052539/ea156988_424b2.htm

Investors who buy the ETNs at any time for an amount that is greater than the cash amount due upon call of the ETNs (including paying any premium to such cash amount) will suffer a loss on their investment. Furthermore, investors who sell the ETNs at any time for an amount that is less than the cash amount due upon call of the ETNs (including selling at any discount to such cash amount) will suffer a loss. Any loss could be significant. Investors will not receive any compensation for the loss of the investment opportunity of holding the ETNs, and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as the ETNs. For more information, see “Risk Factors” in the Pricing Supplement.

Media Release
October 19, 2023 Page 2/2

None of the other listed ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Press Contact

Vanita Sehgal, Credit Suisse, vanita.sehgal@credit-suisse.com

Credit Suisse ETNs

Telephone: +1 800 320 1225, Email: ETN.Desk@credit-suisse.com

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